As filed with the Securities and Exchange Commission on January 19, 2011

File No. ____________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the Matter of

HIRTLE CALLAGHAN & CO., LLC

HC CAPITAL TRUST

APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 THEREUNDER

Filed on January 19, 2011

This Application (including exhibits) consists of 22 pages.
Please direct all communications regarding this Application to:

Rhonda Fell
General Counsel & Chief Compliance Officer
Hirtle, Callaghan & Co., LLC
Five Tower Bridge
300 Barr Harbor Drive, Suite 500
West Conshohocken, PA  19428
Tel: (610) 828-7200
Fax: (610) 828-7425

With copies to:

Laura Anne Corsell, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109
Tel: (215) 772-7598
Fax: (215) 772-7620

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Hirtle Callaghan & Co., LLC and HC Capital Trust Five Tower Bridge 300 Barr Harbor Drive, Suite 500 West Conshohocken, PA 19428 Tel: (215) 828-7200 Fax: (215) 828-7425	APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 THEREUNDER

I.	INTRODUCTION

Hirtle Callaghan & Co., LLC1 (the “Adviser”) and HC Capital Trust (the “Trust”) (together, “Applicants”) hereby submit this application (“Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  The order would grant, to the extent requested, exemptions from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser to (1) select investment advisers (as defined in Section 2(a)(20) of the 1940 Act) approved by the Trust’s board of trustees (the “Board”) to serve as portfolio managers (each, a “Sub-Adviser”) for each of the several series of the Trust (“Funds”) under investment sub-advisory agreements (each a “Sub-Advisory Agreement”), (2) materially amend an existing Sub-Advisory Agreement on behalf of a Fund, or (3) assign an existing Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreement, in each case, subject to the conditions set forth herein.

The Applicants request that any relief granted pursuant to this Application apply to any existing and future registered open-end management investment companies and their series, whether currently existing or hereafter created, that:  (1) are advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser; (2) use the “manager of managers” structure described in this Application; and (3) comply with the terms and conditions in this Application (collectively, “Future Funds,” included in the term “Funds”). The Trust is the only existing investment company that currently intends to rely on the order.

1 Hirtle Callaghan & Co., LLC serves as the investment adviser to the HC Capital Trust through its separate operating division, HC Capital Solutions.

II.	BACKGROUND

A.	The Trust and the Funds

The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company of the series type under the 1940 Act. The Trust currently has 20 Funds, shares of which are registered under the Securities Act of 1933, as amended (“1933 Act”).

The Funds currently operate as follows:  each Fund has its own investment objective, policies and restrictions; additional Funds may be added in the future; the Adviser serves as investment adviser to each Fund and has the authority, subject to the approval of the Board and of the shareholders of the relevant Fund, to cause a Fund to employ one or more Sub-Advisers to manage its assets.  The Adviser also may manage a portion of the assets of any Fund.

The Board has overall responsibility for the management of the Funds.  A majority of the Trust’s Board is composed of trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust, the Adviser, or the Sub-Advisers (the “Independent Trustees”), and the nomination of new or additional Independent Trustees is committed to the discretion of the then existing Independent Trustees.

B.	The Adviser

The Adviser serves as investment adviser to each Fund.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  The Adviser is a limited liability company organized under Delaware law.  The sole member of the Adviser is Hirtle Callaghan Holdings, Inc.  The Adviser and its predecessors have been managing mutual funds since 1995.  As of June 30, 2010, the Adviser and certain of its affiliates had more than $19 billion in assets under management.  Under the terms of the existing investment advisory agreements between the Trust and the Adviser (each, an “Advisory Agreement”), the Adviser is responsible for the supervision and oversight of the activities of the various Sub-Advisers.

1.	Investment Advisory Services

The Trust, on behalf of its Funds, has entered into two Advisory Agreements with the Adviser.  Under the terms of each Advisory Agreement, the Adviser is authorized to manage the investment and reinvestment of the assets of the Funds in conformity with the Fund’s investment objectives, policies and restrictions.  As compensation for its services, the Adviser receives a fee computed at the annual rate of .05% from the Trust, computed separately for each Fund.

The terms of each Advisory Agreement comply with Section 15(a) of the 1940 Act.  Each Advisory Agreement has been approved by the shareholders of each Fund and by such Fund’s Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirement that each Advisory Agreement be approved by the Board and the shareholders of each Fund.

The Advisory Agreements specifically contemplate that the Adviser will provide a continuous investment management program for the respective Funds and, in order to do so, permit the Adviser to delegate its investment advisory responsibilities to one or more persons or companies, subject to the approval of the Board and other requirements set forth in applicable provisions of the 1940 Act.  The Adviser is also responsible for the allocation and reallocation of the assets of the respective Funds to Sub-Advisers retained by the Trust.

2.	Investment Sub-Advisory Services

Upon the selection of the Sub-Adviser and approval of a Sub-Advisory Agreement, the Adviser is responsible for assigning to such Sub-Adviser all or any portion of the assets of the relevant Fund.  Day-to-day portfolio management services relating to the assets so allocated are separately provided by the designated Sub-Adviser using its proprietary investment strategies within the framework of the Fund’s investment objectives and policies and under the supervision of the Adviser.

Specifically, each Sub-Advisory Agreement provides that the Sub-Adviser has discretionary investment authority (including the selection of brokers and dealers for the execution of portfolio transactions) with respect to the portion of the Fund’s assets allocated to it by the Adviser, subject to supervision by the Adviser and the Board, the Fund’s investment objective, policies and restrictions as set forth in its registration statement, and all written guidelines, policies and procedures adopted by the Fund.   As compensation for these services, each Sub-Adviser receives a sub-advisory fee from the Fund to which the portfolio management services are rendered.

Each of the Sub-Advisory Agreements currently in effect was approved by the shareholders of the particular Fund and by the Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a).  Specifically, and as required pursuant to Sections 15(a) and (c) of the 1940 Act and the rules thereunder, each Sub-Advisory Agreement:

(a)	precisely describes all compensation to be paid by the Fund to the Sub-Adviser thereunder;
(b)
provides that it shall continue in effect for a period more than two years from the effective date only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder;

(c)	provides, in substance, that it may be terminated at any time, without the payment of any penalty, by the Board of the Trust upon not more than sixty days’ written notice to the Sub-Adviser; and
(d)	provides that it will terminate automatically in the event of its assignment.

The Funds currently offer shares pursuant to prospectuses that are intended to satisfy the requirements of the 1933 Act and that describe the advisory services provided to the Funds.  The prospectuses contain information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of the Sub-Adviser or Sub-Advisers and the services they provide, including the fact that the Funds (as applicable) employ the multi-manager strategy described above.  In addition, each Fund prominently discloses in its prospectus that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement.

The current prospectuses relating to the Funds also disclose that the Funds are authorized to operate in accordance with a “manager of managers” structure upon receipt of an order; similar disclosure has been included in such prospectuses since 2007.2  Thus, all shareholders of the Funds have been informed of the means by which the Funds obtain advisory services, including a description of the Adviser, the Sub-Advisers, and their agreements with respect to the Trust.  The Fund’s prospectuses currently include all of the fee disclosure required by Form N-1A and will continue to include all such disclosure after issuance of the requested order.

III.	COMPARISON OF REQUESTED ORDER TO PRIOR ORDERS

Since 1995, the Commission has issued well over 100 orders (“Prior Orders”) allowing the retention and amendment of subadvisory contracts without shareholder approval.  Applicants state that the relief requested in this Application (the “Requested Order”) differs from that requested in the Prior Orders in three respects, none of which are inconsistent with the reasoning upon which the grant of Prior Orders was based or the policies underlying the 1940 Act.

First, the Funds are currently operated in accordance within a “manager of managers” framework.  The Requested Order will permit Applicant Funds to dispense with the expenses and potential delays associated with the need to solicit shareholder proxies in connection with the retention of Sub-Advisers.  Applicants state that the Requested Order will bring about no other material change in the manner in which the respective Funds have operated since their inception.3

Second, and although the Adviser is contractually obligated to supervise and oversee the services of each Sub-Adviser, each Fund’s Sub-Adviser (i) provides day-to-day portfolio management services pursuant to a Sub-Advisory Agreement that runs directly between the Sub-Adviser and the Trust and may be terminated by the Trust; and (ii) is compensated directly by the Fund it serves.  Applicants state that this “direct contract and payment” removes the conflict of interest that can arise where an investment adviser is entitled to benefit from reductions in the fees to which a sub-adviser is entitled.

2  Specifically, each prospectus relating to any of the Funds, states that the Board has authorized the Trust’s officers to request an order from the Commission that would permit the Trust to enter into Fund management agreements with Sub-Advisers upon the approval of the Board but without submitting such contracts for the approval of the shareholders of the relevant Fund.  Additionally, the initial shareholder of each of the Funds created subsequent to such authorization has similarly authorized such a request.

3  Some technical changes may, however, occur.  For example, following the effective date of the Requested Order, information relating to changes in Sub-Advisory Agreements and Sub-Advisers will be provided to shareholder in the context of “information statements” and not proxy statements prepared in accordance with Schedule 14A under the Securities Exchange Act of 1934 (the “1934 Act”).

Third, in light of the fact that sub-advisory fees will continue to be direct expenses of the Funds, Applicants do not seek relief from the fee and expense disclosure requirements of Form N-1A by this Application.

Applicants recognize that the Commission has outstanding a proposed rule (“Proposed Rule 15a-5”) that is designed to codify the exemptive relief afforded under Prior Orders4 and, further, that such Prior Orders have generally been subject to the condition that each would terminate upon the adoption of Proposed Rule 15a-5.  Applicants state, however that the “direct contract and payment” feature of Applicants’ “manager of managers” structure does not fit within the rule as proposed in 2003.5  Accordingly, Applicants request that the Commission permit the relief afforded to Applicant Funds by the Requested Order to remain in effect following the adoption of Rule 15a-5 to the extent necessary to permit the Trust to enter directly into (or to materially amend) Sub-Advisory Agreements that provide for the payment of subadvisory fees directly by a Fund and provide for the termination of such Sub-Advisory Agreements by the Trust, without regard to whether the Adviser is a party to such Sub-Advisory Agreement.

III.	APPLICABLE LAW

A.	Shareholder Voting Requirements

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company….

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter….

4  See, Investment Company Act Release No. 26230 (Oct. 23, 2003) (“Proposing Release”).

5  See Section IV.D of this Application.

Rule 18f-2 further provides that:

(c)(2)  If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person … who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities … and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ….

Section 15 of the 1940 Act applies to all contracts under which a person agrees to serve or act as an investment adviser to a registered investment company.  Accordingly, the Sub-Advisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as each Advisory Agreement.  Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in control unless the Adviser and the particular Fund involved were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

B.	General Exemptive Authority under Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act provides, in part, that:

The Commission … by order upon application, may conditionally or unconditionally exempt any person … or any class or classes of persons … from any provisions of [the 1940 Act] … or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

IV.	REQUEST FOR RELIEF

A.	Exemptions Requested

1.	Shareholder Voting Requirements

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder that require the Adviser and the Trust, on behalf of any one or more of its Funds, to submit Sub-Advisory Agreements to the affected Fund’s shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement.

B.	Shareholder Approval Requirements

 Since the inception of the Trust, the Funds have been investment vehicles used by the Adviser to implement asset allocation programs for investors who look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers.  Following the issuance of the requested order, the Trust will continue to operate in this manner.  The Adviser will select and recommend to the Trust’s Board those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk and, subject to the Board’s approval, such Sub-Advisers will be employed by the Trust.  Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments.

If the requested relief is granted, however, Sub-Advisory Agreements will not be subject to shareholder approval.  Under the structure of the Funds, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.6

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms.  Like an individual portfolio manager employed by an investment adviser, Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the particular Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust.  Shareholders rely on the Adviser’s expertise to select one or more Sub-Advisers best suited to achieve a Fund’s investment objectives.  Shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about their Fund’s investment performance.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or change in his or her compensation.  There is no compelling policy reason why the Funds’ investors should be required to approve the Sub-Advisers’ relationships with the Funds, any more than shareholders

6 See, Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable the Funds to act immediately upon the Adviser’s recommendations with respect to the Sub-Advisers by eliminating the expense and time delay involved in seeking shareholder approval.

In the case of each Fund, if the requested relief is not granted, when a new Sub-Adviser is retained by the Trust on behalf of one of the Funds, the Fund’s shareholders would continue to be required to approve the Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement of a Sub-Adviser is amended in any material respect, approval by the shareholders of the affected Fund would be required.  Moreover, the Trust would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been assigned as a result of a change of control of the Sub-Adviser unless shareholder approval was obtained.   In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process is time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to the Fund and its shareholders.

The ability of the Adviser and the Board to respond quickly to any significant change in the sub-advisory services provided to a Fund is increasingly important.  The ongoing consolidation in the investment management industry has led to an increase in the number of changes in control of investment advisers, such as the Sub-Advisers.  Under Section 15(a) of the 1940 Act, these consolidation transactions trigger the automatic termination provision of any sub-advisory agreements that such advisers have with an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company.  In the context presented here, requiring the Adviser and the Funds to obtain immediate and costly shareholder approval for every change in control of an Sub-Adviser would be unreasonably burdensome, particularly because shareholders will have chosen the Adviser to determine the impact of a proposed change on their behalf.  In all of these cases, shareholder approval would require the Trust to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund.

Applicants state that the Funds’ investors will be able to exercise control over their relationships with the Adviser, the party the investors will have chosen to hold accountable for investment results and related services.  The requested relief will continue to provide significant protection for shareholders comparable to the protection provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  No Fund will rely on the order requested in this Application unless: (i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial shareholder; and (ii) the nature of the Fund’s investment management and investment advisory arrangements is fully disclosed in the respective Trust’s registration statement.  Accordingly, a shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having the Trust’s investment management and investment advisory arrangements.

As noted above, primary responsibility for management of the Funds, including the selection and supervision of Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  Each Advisory Agreement currently satisfies, and following issuance of the Requested Order, will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Trust and shareholders’ expectation that the Adviser will employ its expertise in attempting to select the most able Sub-Advisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders.

Under the Requested Order, the selection of each Sub-Adviser by the Adviser will continue to be subject to the scrutiny of the Board.  One of the conditions set forth below specifically requires that Independent Trustees constitute a majority of the Board.  The Board, including the Independent Trustees, will consider and vote on each proposed Sub-Advisory Agreement and any material amendment to an existing Sub-Advisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of the affected Fund’s shares.

Following issuance of the Requested Order, shareholders will be provided with adequate information about each Sub-Adviser even though the formal proxy solicitation process will not take place.  The prospectus and SAI for each Fund will disclose information concerning the identity and qualifications of the Sub-Advisers in full compliance with Form N-1A.  If a new Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, the applicable Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable.  Furthermore, the Fund will furnish to shareholders, within 90 days of the date that a new Sub-Adviser is appointed, all information that would have been provided in a proxy statement (the “Information Statement”).  The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the 1934 Act, as well as the relevant requirements of Schedule 14A under the 1934 Act.

The contemplated arrangements are consistent with the protection of investors because they permit the Trust to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders.  In the absence of the exemptive relief requested in this Application, shareholders would continue to bear the substantial expenses associated with a formal proxy solicitation and would receive essentially the same information.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied.  Because of the organizational structure of the Funds, the granting of Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Sub-Advisers is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Precedents for Relief

Since 1995, the Commission has issued over one hundred orders that effectively permitted funds seeking to operate in a “manager of managers” format to retain subadvisers (and materially amend subadvisory contracts) without shareholder approval.  Of these, at least fifteen have been issued in the last three years.  Prior Orders issued since 2007 include:  Northern Lights Fund Trust and CMG Capital Management Group, Inc., Rel. Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order); Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, ICA Rel. Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Cash Account Trust and Deutsche Investment Management Americas, Inc, ICA Rel. Nos. 29094 (Dec. 16, 2009) (notice) and 29109 (Jan. 12, 2010) (order); Strategic Funds, Inc. and The Dreyfus Corporation, ICA Re. Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order); Members Mutual Funds Ultra Series Fund and Madison Asset Management, LLC, ICA Rel. Nos. 29062 (Nov. 23, 2009) (notice) and 29096 (Dec. 22, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, ICA Rel. Nos. 28900 (Sept. 14, 2009) (notice) and 28944  (Oct. 8, 2009) (order); Forward Funds and Forward Management, LLC, ICA Rel. Nos. 28420 (Sept. 29, 2008) (notice) and 28469 (Oct. 27, 2008) (order); Trust for Professional Managers, et al., ICA Rel. Nos. 28382 (Sept. 19, 2008) (notice) and 28439 (Oct. 15, 2008) (order); Phoenix Equity Trust, et al., ICA Rel. Nos. 28375 (Sept. 3, 2008) (notice) and 28410 (Sept. 29, 2008) (order); Advisors Series Trust and Fundquest Incorporated, ICA Rel. Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (Mar. 25, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc, ICA Rel. Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, ICA Rel. Nos. 28010 (Oct. 02, 2007) (notice) and 28038 (Oct. 29, 2007) (order); Trust for Professional Managers, Inc., et al., ICA Rel. Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order); AARP Funds, et al., ICA Rel. Nos. 27918 (July 31, 2007) (notice) and 27956 (Aug. 28, 2007) (order); First Investors Equity Funds, et al., ICA Rel. Nos. 27826 (May 23, 207) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et al., ICA Rel. Nos. 27818 (May 04, 2007) (notice) and 27846 (May 30, 2007) (order); Old Westbury Funds, Inc. and Bessemer Investment Management LLC, ICA Rel. Nos. 27807 (Apr. 27, 2007) (notice) and 27837 (May 23, 2007) (order); Forward Funds, et al., ICA Rel. Nos. 2777 (Apr. 04, 2007) (notice) and 27814 (May 01, 2007) (order); New River Funds and New River Advisers LLC, ICA Rel. Nos. 27653 (Jan. 03, 2007) (notice) and 27690 (Jan. 30, 2007) (order); Forum Funds and Absolute Investment Advisers, ICA Rel. Nos. 27605 (Dec. 20, 2006) (notice) and 27665 (January 18, 2007) (order).

Applicants state that, of the many Prior Orders that may be cited as precedent for the Requested Order, the order (“Hillview Order”) granted by the Commission to Hillview Investment Trust II and Hillview Capital Advisors, LLC in 2001, most closely relates to the facts underlying this Application.  The Hillview Order, which was referenced by the Commission in the Proposing Release,7 involved subadvisory contracts to which the registered investment company (“Hillview Trust”), on behalf of its separate funds, was a party and under which

7  See, Investment Company Act Release Nos. 24853 (Feb. 6, 2001) (notice) and 25055 (June 29, 2001) (order).  For the Commission’s reference to the Hillview Order, see Proposing Release at notes 5, 27 and 49.

subadvisory fees were paid directly by the respective funds and not by Hillview Capital Advisors, LLC, which served as Hillview Trust’s “principal adviser.”8 The Hillview Order was issued subject to the condition that the shareholders of Hillview Trust would approve any change to a subadvisory agreement if the change would result in an increase in the overall management and advisory fees payable by the Fund that have been approved by the shareholders of the Fund.  This Application includes a corresponding condition.

D.	Compliance with Proposed Rule 15a-5

Applicants recognize that the Commission has outstanding Proposed Rule 15a-5, which is designed to codify the exemptive relief afforded under Prior Orders9 and, further that such Prior Orders have generally been subject to the condition that each would terminate upon the adoption of Proposed Rule 15a-5.  Applicants state, however, that the “direct contract and payment” feature of Applicants’ “manager of managers” structure does not fit within Proposed Rule 15a-5 as published in 2003.10 Applicants’ conclusion in this matter is based on the fact that, under the definitions set out in Proposed Rule 15a-5, a “Subadvisory contract” must be between the “Principal adviser” and the “Subadviser.”

Accordingly, Applicants request that the Commission permit the relief afforded to Applicant Funds by the Requested Order to remain in effect following the adoption of Rule 15a-5 to the extent necessary to permit the Trust, without obtaining shareholder approval, to enter directly into Sub-Advisory Agreements that provide for the payment of subadvisory fees directly by the Fund and provide for their termination by the Trust.

V.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.           Before a Fund may rely on the order requested in this Application, the operation of the Fund in the manner described in the Application will have been approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of

8  Applicants note that Hillview Trust, like the Trust here, does not appear to have sought relief from any expense or fee related disclosure requirements and no such relief was granted by the Commission.  Applicants further note that, although the Hillview Order was issued before Proposed Rule 15a-5 was published by the Commission, the conditions to which the Hillview Order was subject are substantially similar to those associated with the more recent Prior Orders and those proposed in this Application.

9  See, Investment Company Act Release No. 26230 (Oct. 23, 2003) (“Proposing Release”).

10  Proposed Rule 15a-5(b)(4) defines the term “Subadvisory contract” as “a contract between a principal adviser and subadviser to a fund, under which contract the subadviser agrees to perform investment advisory services on behalf of the fund, and which is terminable at any time by the principal adviser, on no more than 60 days written notice, without payment of penalty.”  The Sub-Advisory Agreements pursuant to which Applicant Funds are currently provided with day-to-day portfolio management services do not satisfy this definition.

a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.           The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application.  In addition, each Fund will hold itself out to the public as employing the management structure described in this Application.  The prospectus will prominently disclose that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and to recommend their hiring, termination and replacement.

3.           At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees.

4.           The Trust will not, on behalf of any Fund, enter into a Sub-Advisory Agreement with any Sub-Adviser that is an affiliated person of the Adviser or the Trust (other than by reason of serving as an investment adviser to one or more Funds of the Trust) (“Affiliated Sub-Adviser”) without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.             When a change of Sub-Adviser is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

6.           Shareholders of a Fund will approve any change to a Sub-advisory Agreement if such change would result in an increase in the overall investment and advisory fees payable by the Fund that have been approved by the shareholders of the Fund.

7.           Within 90 days of hiring any new Sub-Adviser, the affected Fund’s shareholders will be furnished all information about the new Sub-Adviser that would be contained in a proxy statement.  This information will include any change in such disclosure caused by the addition of the new Sub-Adviser.  The applicable Fund or the Adviser will meet this condition by providing shareholders, within 90 days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

8.           The Adviser provides general investment advisory services to the Funds, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval by the Board, the Adviser will (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or part of each Fund’s assets; (iii) when appropriate, allocate and reallocate each applicable Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the  performance of the Sub-Advisers; and (v) implement the procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

9.           No trustee or officer of the Trust, or director or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

10.           Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then existing Independent Trustees.

11.           In the event that the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, Applicants will rely upon the Requested Order only to the extent that it provisions are necessary to permit the Trust to enter directly into (or to materially amend) Sub-Advisory Agreements that provide for the payment of subadvisory fees directly by a Fund and provide for the termination of such Sub-Advisory Agreements by the Trust, without regard to whether the Adviser is a party to such Sub-Advisory Agreement.

VI.	CONCLUSION

For the reasons set forth above, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and purposes of the 1940 Act.  Accordingly, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the 1940 Act granting relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

VII.	PROCEDURAL MATTERS RELATING TO THIS AMENDED APPLICATION

The filing of this Application on behalf of the Trust is duly authorized pursuant to the Trust’s Bylaws, which provide, in substance, that the officers shall be responsible for the overall management of the Trust and for the implementation of decisions made by the Board.  The filing of this Application by the Adviser is duly authorized pursuant to the Adviser’s Bylaws, which provide, in substance, that the officers shall be responsible for the day-to-day management of the Adviser and for the implementation of decisions made by its Board.  The text of the resolutions adopted by the Board of the Adviser and by the Board of the Trust is attached hereto as Exhibit A.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.  All other requirements necessary to authorize the person or persons executing and filing this Application on behalf of the Trust and the Adviser have been complied with and said persons are fully authorized to do so.

Pursuant to Rule 0-2(f) under the 1940 Act, the address of each Applicant is summarized in the table below:

Hirtle Callaghan & Co., LLC	Five Tower Bridge 300 Barr Harbor Drive, Suite 500 West Conshohocken, PA 19428 Tel: (610) 828-7200 Fax: (610) 828-7425
HC Capital Trust

All communications or questions concerning this Application should be directed to the persons identified on the cover page of the Application.

The Adviser has authorized this Application to be duly signed on its behalf in the State of Pennsylvania on the 14th day of January, 2011.

SIGNATURES

HIRTLE CALLAGHAN & CO., LLC

/s/ Robert J. Zion
Name: Robert J. Zion
Title: Chief Operating Officer

The Trust listed below has authorized this Application to be duly signed on its behalf in the State of Pennsylvania on the 14th day of January 2011.

HC CAPITAL TRUST

/s/ Robert J. Zion
Name: Robert J. Zion
Title: Vice President

EXHIBIT INDEX

Exhibit A-1	Authorizations/Certificate of Hirtle Callaghan & Co., LLC

Exhibit A-2	Authorizations/Certificate of HC Capital Trust

Exhibit B-1	Verification of Hirtle Callaghan & Co., LLC

Exhibit B-2	Verification of HC Capital Trust

EXHIBIT A-1

SECRETARY’S CERTIFICATE

The undersigned, Robert J. Zion, Secretary of Hirtle Callaghan & Co., LLC does hereby certify that the resolutions attached hereto were duly adopted by unanimous written consent of the Board of Directors of Hirtle Callaghan & Co. LLC.

I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: January 14, 2011	/s/ Robert J. Zion
Name: Robert J. Zion
Secretary

WRITTEN CONSENT IN LIEU OF A MEETING
OF THE BOARD OF DIRECTORS OF HIRTLE CALLAGHAN HOLDINGS, INC.,
SOLE MEMBER OF HIRTLE CALLAGHAN & CO, LLC

Authorization to File Application for Exemptive Order

RESOLVED, that the appropriate officers of Hirtle Callaghan & Co., LLC are hereby authorized, with the assistance of counsel, to prepare, execute and file an application with the Securities and Exchange Commission (“SEC”) under 6(c) of the Investment Company Act of 1940 (the “Act”), and any amendments thereto, granting, to the extent requested, exemptions from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit Hirtle Callaghan & Co., LLC, as investment adviser to the various series of the HC Capital Trust (A) to select investment advisers (as defined in Section 2(a)(20) of the 1940 Act) approved by the Board of Trustees of the Trust to serve as portfolio managers for a series of the Trust under investment sub-advisory agreements (each a “Sub-Advisory Agreement”); (B) to materially modify an existing Sub-Advisory Agreement on behalf of a series of the Trust; or (C) to assign an existing Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreements; and

RESOLVED FURTHER, that the officers of Hirtle Callaghan & Co., LLC, and each of them hereby is, authorized on behalf of Hirtle Callaghan & Co., LLC, to take any and all further actions as they may deem necessary, desirable or appropriate in order to carry out the intent and purposes of the foregoing resolutions.

EXHIBIT A-2

SECRETARY’S CERTIFICATE

The undersigned, Kristin Schantz, Secretary of HC Capital Trust, does hereby certify that the resolutions attached hereto were duly adopted by the Board of Trustees of the Trust on June 8, 2010.

I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: November 22, 2010	/s/ Kristin Schantz
Name: Kristin Schantz
Secretary

RESOLUTIONS OF THE TRUSTEES OF
HC CAPITAL TRUST

Authorization to File Application for Exemptive Order

RESOLVED, that the officers of the Trust be, and each of them hereby is, selected and authorized, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the U.S. Securities and Exchange Commission (“SEC”) such applications for orders of exemption from provisions of the federal securities laws, and rules and forms thereunder, as may be deemed advisable in order to enable HC Capital Solutions to (1) enter into and modify existing investment agreements with various investment advisory organizations (each, a “Specialist Manager”) and (2) terminate and replace Specialist Managers without shareholder approval; and be it

FURTHER RESOLVED, that the officers of the Trust be, and hereby are, authorized to prepare and filed with the U.S. Securities and Exchange Commission one or more amendments to the Trust’s registration statement that such officers may, approve as necessary or appropriate, such determination to be conclusively evidence by their execution thereof.

EXHIBIT B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated January 14, 2011, for and on behalf of Hirtle Callaghan & Co., LLC; and that he is Chief Operating Officer of Hirtle Callaghan & Co., LLC; and that all actions by beneficial owners, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

Date: January 14, 2011	/s/ Robert J. Zion
Name: Robert J. Zion
Title: Chief Operating Officer

EXHIBIT B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated January 14, 2011, for and on behalf of HC Capital Trust; and that he is Vice President of HC Capital Trust; and that all actions by beneficial owners, trustees, and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

Date: January 14, 2011	/s/ Robert J. Zion
Name: Robert J. Zion
Title: Vice President, HC Capital Trust